SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                       SCHEDULE 14D-9


                   METROGOLF, INCORPORATED
                   Name of Subject Company

                       JOHN W. McCALL
             Name of Person(s) Filing Statement

                        Common Stock
                Title of Class of Securities

                      ICN US 5916741060
             CUSIP Number of Class of Securities

                       John W. McCall
                    3165 Lippizaner Lane
               Walnut Creek, California 94598
Name, address and telephone number of person authorized to receive notice




     ITEM 1.  SECURITY AND SUBJECT COMPANY

          (a)  Title of Class of Equity Securities

               Common Stock

          (b) Name and Address of Principal Executive Offices of the Subject Company

               MetroGolf, Incorporated
               1999 Broadway, Suite 2435
               Denver, Colorado 80202


     ITEM 2.  TENDER OFFER OF THE BIDDER

This statement relates to a tender offer for not less than a majority of the outstanding common stock of the subject company by the bidder, Family Golf Acquisitions, Inc., the address of whose principal executive office is the following: c/o
Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747.


     ITEM 3.  IDENTITY AND BACKGROUND

The name and business address of the person filing this statement are the following:

John W. McCall, as representative of certain shareholders of MetroGolf, Incorporated
          3165 Lippizaner Lane
          Walnut Creek, California 94598

     Item 4.  THE SOLICITATION OR RECOMMENDATION

(a) The person filing this statement, as representative of twenty-five holders of the beneficial interests in shares of the common stock, is recommending to holders of the common stock of MetroGolf, Incorporated ("the "Company") that they reject the tender offer by refusing to tender any shares, as requested by Family Golf Acquisition, Inc. and Family Golf Centers, Inc. and described in their Tender Offer Statement filed on December 31, 1997, and continue to hold such shares.


b) The cash tender offer and subsequent merger for cash only, as proposed by
    Family Golf Centers, Inc. and its subsidiary, are believed to undervalue the common stock of the Company and would deny to the shareholders their ability to participate in the anticipated future growth of the Company that could be achieved with its assets, if different management were brought in.


     Item 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          Not Applicable

     Item 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                   SECURITIES

(a) There was no transaction in the common stock of the Company which was effected during the past 60 days by the person filing this statement, or the persons for whom he is filing this statement as their representative.

(b) The persons who are represented by the person filing this statement do not intend to tender the securities held beneficially by them to the bidder in the tender offer and intend to continue to hold the beneficial interest in such shares.


     Item 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                   COMPANY

          Not Applicable

     Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  John W. McCall, the person filing this statement, has filed during 1997 a Schedule
13D and two amendments thereto on behalf of himself and certain holders of beneficial interests in shares of the common stock of the Company, as a group, in connection with their acquisition of approximately 9.67% of the outstanding common stock, reporting the group's intention to acquire control of the Company.

  On or about December 30, 1997, on behalf of twenty-five holders of the beneficial interest in shares of common stock of the Company, whom he represents in connection with the filing of this statement, Mr. McCall sent to each of the members of the Board of
Directors of the Company, a letter, with attachments, presenting an alternative proposal to the tender offer in which he proposed that the following transactions be accomplished immediately:

1.   Rejection of the tender offer and acquisition of the Company by Family

Golf Centers, Inc.
2.   Reduction of the outstanding debt of the Company.
3.   Replacement of the present management of the Company, with himself and

Alan A. Paulson as the principal executive officers.
4. Substantial reduction of the number of employees, salaries, and other expenses.
5. Funding of the construction of the New York Port Authority Building golf driving range through a proposal for construction financing obtained by John McCall.
6.   Increase of revenues to the same standards as Family Golf Centers, Inc.

John McCall has received no response to his December 30, 1997 letter to the directors of the Company.


     SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certi fy that the information set forth in this statement is true, complete and correct.



                                   /s/ John W. McCall
                                   John W. McCall